EXHIBIT 99.1

Notice of Extraordinary General Meeting

Notice is given that an Extraordinary General Meeting of shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) will be held on 8 September 2025 at 9:00am (AEST) in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane (the Meeting).

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum.

Agenda

Resolution 1 – Ratification of issue of First Tranche Convertible Debentures

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the issue of 24,500,000 Convertible Debentures to Yorkville on the terms set out in the Explanatory Memorandum which accompanies this Notice.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

2
Resolution 2 – Ratification of issue of Interest Equity Shares to Yorkville

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the issue of 783,867 Shares to Yorkville on the terms set out in the Explanatory Memorandum which accompanies this Notice.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

3
Resolution 3 – Approval of issue of Second Tranche Convertible Debentures

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 35,500,000 Convertible Debentures to Yorkville on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

4
Resolution 4 – Approval of issue of Additional Tranche Convertible Debentures

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 40,000,000 Convertible Debentures to Yorkville on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

The attached Explanatory Memorandum is incorporated into and forms part of this Notice. A detailed explanation of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

By order of the Board of Directors
Suzanne Yeates Company Secretary
8 August 2025
Dated

Voting Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid Shares of the Company at 9:00am (AEST) on 6 September 2025 will be taken to be Shareholders for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•
by proxy;
•
by corporate representative (if the Shareholder is a corporation); or
•
by attorney.

Attendance in Person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 48 hours before the commencement of the Meeting (i.e. 9:00am (AEST) on 6 September 2025).

Proxy Forms can be submitted in four ways:

•
Online at https://au.investorcentre.mpms.mufg.com
•
By mail MUFG Corporate Markets (AU) Limited) at the following postal address:

NOVONIX Limited

c/- MUFG Corporate Markets (AU) LImited

Locked Bag A14

Sydney South NSW 1235 Australia

•
By facsimile to +61 2 9287 0309
•
By hand to:

MUFG Corporate Markets (AU) Limited

Parramatta Square

Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chair intends to vote undirected proxy votes in favour of all resolutions (subject to the voting exclusions below).

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to MUFG Corporate Markets (AU) Limited.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on each of the Resolutions to be considered at the Meeting. These voting exclusions are described below.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a) the below named person or class of persons excluded from voting; or

(b) an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 1 – Ratification of issue of First Tranche Convertible Debentures	Yorkville or otherwise any person who participated in the issue of the First Tranche Convertible Debentures or is a counterparty to the agreement being approved.
Resolution 2 - Ratification of issue of Interest Equity Shares to Yorkville	Yorkville or otherwise any person who participated in the issue of Interest Equity Shares or is a counterparty to the agreement being approved.
Resolution 3 - Approval of issue of Second Tranche Convertible Debentures

Yorkville or otherwise any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue of the Second Tranche Convertible Debentures (except a benefit solely by reason of being a holder of Shares).

Resolution	Persons excluded from voting
Resolution 4 - Approval of issue of Additional Tranche Convertible Debentures

Yorkville or otherwise any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue of the Additional Tranche Convertible Debentures (except a benefit solely by reason of being a holder of Shares).

However, this does not apply to a vote cast in favour of a Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
(ii)
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

All items of business involving a vote by Shareholders require Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution.

Explanatory Memorandum

This Explanatory Memorandum forms part of the notice convening the Extraordinary General Meeting of NOVONIX Limited to be held at 9:00am (AEST) on 8 September 2025.

Background to the Extraordinary General Meeting and Resolutions

Purpose

The purpose of the Meeting is to consider and vote on the Resolutions.

Entire document

Shareholders are encouraged to read this document in its entirety before making a decision on how to vote on the Resolutions being considered at the Meeting. If you have any doubt how to deal with this document, please consult your legal, financial or other professional advisor.

Glossary

Certain terms and abbreviations used in the Explanatory Memorandum and the Notice of Meeting have defined meanings, which are set out in the Glossary of this Explanatory Memorandum.

Resolutions are not interdependent

The Resolutions are not interdependent. In the event that one or more of the Resolutions are not approved by Shareholders, the voting outcome of the balance of the Resolutions will not be affected.

Listing Rules 7.1 and 7.4

Broadly speaking, Listing Rule 7.1 limits the number of equity securities a company can issue in a 12 month period to 15% of its issued share capital, except for certain issues, including where first approved by Shareholders.

Listing Rule 7.4 provides that an issue made under Listing Rule 7.1 is treated as having been made with Shareholder approval if the issue did not breach Listing Rule 7.1 and Shareholders of the company subsequently approve it.

Resolutions 1 and 2 – Ratification of issue of First Tranche Convertible Debentures and Interest Equity Shares
2.1
Introduction

Convertible Debentures

On 24 July 2025, the Company announced that it had entered into a funding agreement (Funding Agreement) with YA II PN, Ltd (Yorkville), a US-based investment fund managed by Yorkville Advisors Global, LP, to provide funding to the Company of up to, in aggregate, US$95 million via a convertible debenture facility (Convertible Debenture Facility), comprising the issue of the following interest-bearing redeemable unsecured convertible debentures to Yorkville:

•
24,500,000 Convertible Debentures, to raise up to a total of US$23,275,000 (First Tranche Convertible Debentures); and
•
35,500,000 Convertible Debentures, to raise up to a total of US$33,725,000 (Second Tranche Convertible Debentures),

representing funding of up to, in aggregate, US$57,000,000; and

•
40,000,000 Convertible Debentures, in connection with a potential additional funding tranche, to raise up to a further US$38,000,000 (Additional Tranche Convertible Debentures),

(together, the Convertible Debentures).

The Convertible Debentures will each have a face value of US$1.00, and the aggregate amount to be raised under each tranche represents a 5% discount to the aggregate face value.

On 25 July 2025, the Company issued the First Tranche Convertible Debentures to Yorkville and these Convertible Debentures were fully drawn. The First Tranche Convertible Debentures were issued without prior Shareholder approval pursuant to the Company's 15% annual Placement Capacity under Listing Rule 7.1.

The Company does not have sufficient Placement Capacity to issue the Second Tranche Convertible Debentures or the Additional Tranche Convertible Debentures, and accordingly the proposed issue of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures is subject to approval by Shareholders under Resolutions 3 and 4, respectively.

The Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures will be issued shortly after the Meeting but the funds associated with those securities will not be fully drawn upon issue. Rather, the Funding Agreement provides that the Company may elect to draw down on:

•
up to an amount representing 95% of the face value of the Second Tranche Convertible Debentures under:
•
an initial drawdown at any time up to, but excluding, the date which is 180 days from the date that the First Tranche Convertible Debentures were drawn by the Company (being 21 January 2026), provided that the total amount drawn by the Company under the Convertible Debenture Facility during this period does not exceed US$33,725,000; and
•
a further drawdown, on 21 January 2026, in respect of the balance of such face value of the Second Tranche Convertible Debentures, up to US$57 million; and
•
up to an amount representing 95% of the face value of the Additional Tranche Convertible Debentures, such amount (if any) to be mutually agreed between the Company and Yorkville,

in each case, subject to the satisfaction of certain conditions precedent.

The Convertible Debentures have a maturity of 18 months from the date on which the funds associated with them are first drawn by the Company.

Conversion into Shares

Once drawn, Yorkville may elect to convert any part or all of the face value of any outstanding Convertible Debentures at any time up until (but excluding) the third trading day prior to the relevant maturity date.

Under the terms of the Funding Agreement, the number of Shares to be issued upon any conversion is calculated in accordance with a variable formula which depends on both the market price of the Company's shares on ASX and the AUD/USD exchange rate at the time of conversion. However, the number of Shares that could be issued upon conversion is subject to a lower limit (based on the "Fixed Conversion Price" of AU$0.6435 per Share) and an upper limit (being a "Floor Price" of AU$0.12 per Share). The Floor Price imposes a limit on the potential dilutionary impact of any conversion of the Convertible Debentures.

The table below sets out a worked example of the number of Shares that may be issued on conversion of each individual tranche of the Convertible Debentures, assuming an AUD/USD exchange rate of 0.6445, and based on assumed conversion prices of AU$0.6435 (being the "Fixed Conversion Price"), AU$0.4790 (being the 90-day VWAP of the Shares on ASX as at 1 August 2025, being the last practicable date prior to finalising this Notice) and AU$0.12 (being the "Floor Price").

Tranche *	Shares on issue as at the date of this Notice	Maximum number of Shares issued upon conversion at an assumed conversion price equal to:			Maximum dilutive effect on existing Shareholders **
		the Fixed Price (AU$0.6435)	the 90-day VWAP (AU$0.4790)	the Floor Price (AU$0.12)
First Tranche Convertible Debentures	637,278,034	59,073,759	79,361,094	316,783,035	33.20%
Second Tranche Convertible Debentures	637,278,034	85,596,672	114,992,606	459,012,154	32.48% (after maximum conversion of First Tranche Convertible Debentures)
Additional Tranche Convertible Debentures	637,278,034	96,446,954	129,569,134	517,196,793	26.79% (after maximum conversion of each other tranche of Convertible Debentures)

* These workings are an example only, and have been prepared on the assumption that all tranches of the Convertible Debentures will be issued to Yorkville, and that the Convertible Debentures are fully drawn, which would entitle Yorkville to convert the full face value of all of the Convertible Debentures. The actual number of Convertible Debentures that are converted to Shares and the number of Shares on issue at the time of conversion, may differ. This will result in the maximum number of Shares to be issued and the dilution percentage to also differ.

** This assumes conversion of the relevant tranche of Convertible Debentures at the lowest possible conversion price under the Funding Agreement, and reflects the dilutive effect of each relevant tranche based on an assumed number of Shares on issue as at the date of conversion which is inclusive of the maximum number of Shares which can be issued to Yorkville under each preceding tranche.

As illustrated in the worked example above, the maximum number of Shares that may be issued in connection with the Funding Agreement, based on the AUD/USD exchange rate of 0.6445, is 1,292,991,982 Shares.

Such maximum number of Shares would only be issued in circumstances where the Floor Price was the applicable conversion rate at the time of the conversion. This would require that the price of the Shares on ASX reduced to a price below AU$0.12 at such time, which represents a 72.09% discount to the closing price of the Shares on ASX on 1 August 2025 (being the last practicable date prior to finalising this Notice).

In addition, under the Funding Agreement:

•
at all times, Yorkville is only permitted to convert such portion of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures that represents the amount drawn down on the funds associated with those Convertible Debentures by the Company; and
•
there are additional limitations on the number of Shares that Yorkville can be issued upon conversion of the Convertible Debentures, namely:
•
the First Tranche Convertible Debentures are initially subject to a conversion cap equal to the number of Shares which may be issued under the Company's existing 15% annual

Placement Capacity under Listing Rule 7.1. If all of these Shares were issued to Yorkville, this would represent 14.88% of all Shares currently on issue; and
•
at all times, Yorkville and any associates of Yorkville are not permitted to convert any Convertible Debentures if on doing so Yorkville and its associates would hold a relevant interest in the Company that exceeds 19.99% at the time of conversion.

Interest Equity Shares

Simultaneously with the issue of the First Tranche Convertible Debentures on 25 July 2025, the Company issued 783,867 Shares (Interest Equity Shares) to Yorkville as a prepayment of interest that would accrue on the full face value of the First Tranche Convertible Debentures for the three-month period commencing 25 July 2025 and ending 23 October 2025 (First Interest Period), which was paid by the Company via the issue of the Interest Equity Shares. In accordance with the Funding Agreement, interest accrues on the outstanding face value of the Convertible Debentures at the rate of 5% per annum.

The number of Interest Equity Shares which were issued was determined based on the maximum amount of interest payable on the full face value of the First Tranche Convertible Debentures for the Interest Period (being US$302,055) divided by the closing price of the Shares on the ASX on 23 July 2025 (being AU$0.585) (after applying the AUD/USD exchange rate on that date).

The Interest Equity Shares were issued without prior Shareholder approval pursuant to the Company's 15% annual Placement Capacity under Listing Rule 7.1.

If the interest actually payable in respect of the First Interest Period is less than the maximum amount prepaid via the issue of the Interest Equity Shares, the amount of the over payment will be deducted from other amounts due to be paid to Yorkville under the Funding Agreement.

Further information

Further details in relation to the Funding Agreement are set out in the Company's ASX announcement of 24 July 2025. A summary of the material terms of the Convertible Debentures (contained in the Funding Agreement) are set out in Annexure A to this Notice of Meeting.

2.2
Use of funds

The proposed use of funds from the issue of the Convertible Debentures is to provide additional capital for the continued build-out of our Riverside facility in Chattanooga, Tennessee and for general corporate purposes. The Company will expects to begin shipping commercial-grade synthetic graphite from Riverside later this year with mass production starting next year for our lead customer, Panasonic. For further information, refer to the Company's announcement to ASX on 24 July 2025.

2.3
Shareholder approval

Listing Rule 7.1 provides that during any 12 month period, a listed company must not (subject to certain exceptions), issue any equity securities, including securities with rights of conversion to equity, if the number of those securities exceed the Company's Placement Capacity. An issue of equity securities which has been approved by Shareholders under Listing Rule 7.1 does not count towards a company's Placement Capacity. Listing Rule 7.4 provides that an issue made under Listing Rule 7.1 is treated as having been made with Shareholder approval if the issue did not breach Listing Rule 7.1 and Shareholders of the company subsequently approve it.

Where the equity securities are convertible securities, each security is counted as the maximum number of fully paid ordinary securities into which it can be converted.

The Company seeks Shareholder approval under Listing Rule 7.4 to ratify the issue of:

•
24,500,000 First Tranche Convertible Debentures; and
•
783,867 Interest Equity Shares,

so that they are not counted towards the Company's Placement Capacity under Listing Rule 7.1.

The Company wishes to maintain as much flexibility as possible to issue further equity securities in the future. If Resolutions 1 and 2 are passed, the First Tranche Convertible Debentures and the Interest Equity Shares will not count towards the Company's Placement Capacity, effectively reinstating the Company's Placement Capacity by increasing the number of equity securities it can issue without Shareholder approval, which will provide the Company flexibility to issue further equity securities in the future without obtaining further Shareholder approval as required.

If either Resolution 1 or 2 is not passed, the First Tranche Convertible Debentures and/or the Interest Equity Shares (as applicable) will count towards the Company's Placement Capacity, effectively decreasing the number of equity securities it can issue without Shareholder approval, which will impact on the Company's flexibility for future capital raisings.

2.4
Requirements of Listing Rule 7.5 – Resolution 1

In accordance with Listing Rule 7.5 the following information is provided in relation to Resolution 1:

(a)
The First Tranche Convertible Debentures were issued to Yorkville.
(b)
The Company issued 24,500,000 First Tranche Convertible Debentures, which are convertible into Shares at the election of Yorkville in accordance with the formula described in Annexure A.
(c)
The material terms of the First Tranche Convertible Debentures are summarised in Annexure A.
(d)
The First Tranche Convertible Debentures were issued on 25 July 2025. Issue of underlying Shares will occur progressively depending on when and if the First Tranche Convertible Debentures are converted by Yorkville.
(e)
The First Tranche Convertible Debentures were issued at a purchase price of US$0.95 per First Tranche Convertible Debenture to raise US$23,275,000 (representing 95% of the face value of each First Tranche Convertible Debenture). Assuming that Yorkville elected to convert the First Tranche Convertible Debentures on 1 August 2025 (being the last practicable date prior to finalising this Notice), the conversion price for the First Tranche Convertible Debentures would be $0.4307 per Share.
(f)
The purpose of the First Tranche Convertible Debentures, including the use and intended use of funds, is set out in section 1.2 above.
(g)
The First Tranche Convertible Debentures were issued under the terms of the Funding Agreement entered into between the Company and Yorkville, the material terms of which are summarised in Annexure A.
2.5
Requirements of Listing Rule 7.5 – Resolution 2

In accordance with Listing Rule 7.5 the following information is provided in relation to Resolution 2:

(h)
The Interest Equity Shares were issued to Yorkville.
(i)
The Company issued 783,867 Interest Equity Shares.
(j)
The Interest Equity Shares are fully paid ordinary shares in the capital of the Company ranking equally with all other fully paid ordinary shares in the Company on issue.
(k)
The Interest Equity Shares were issued on 25 July 2025.
(l)
The Interest Equity Shares were issued as a prepayment of interest on the First Tranche Convertible Debentures for the First Interest Period, representing an amount equal to US$302,055 in aggregate.

(m)
The purpose of the Interest Equity Shares, including the use and intended use of funds, is set out in section 1.2 above.
(n)
The Interest Equity Shares were issued under the terms of the Funding Agreement entered into between the Company and Yorkville, the material terms of which are summarised in Annexure A.

A voting exclusion statement is included in this Notice.

Resolution 3 – Approval of issue of Second Tranche Convertible Debentures
3.1
Introduction

A summary of the issue of the Convertible Debentures is outlined in section 1.1 above.

3.2
Use of funds

The proposed use of funds from the issue of the Convertible Debentures is set out in section 1.2 above.

3.3
Shareholder approval

As at the date of this Notice, the Company does not have sufficient capacity under Listing Rule 7.1 to issue the Second Tranche Convertible Debentures. Information regarding Listing Rule 7.1 is set out under the heading 'Background to the Extraordinary General Meeting and Resolutions' above. Accordingly, Resolution 3 seeks approval of the issue of the Second Tranche Convertible Debentures for the purposes of Listing Rule 7.1 as the issue of the Second Tranche Convertible Debentures exceeds the Company's available capacity under Listing Rule 7.1 and does not fall within any of the exceptions under Listing Rule 7.2.

Resolution 3 seeks Shareholder approval under Listing Rule 7.1 and for all other purposes for the issue of Second Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Second Tranche Convertible Debentures by Yorkville).

If Resolution 3 is passed, the Company will be able to issue the Second Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Second Tranche Convertible Debentures by Yorkville). In addition, the issue of the Second Tranche Convertible Debentures will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1. If Resolution 3 is not passed, the Company will not be able to issue the Second Tranche Convertible Debentures and will need to seek alternative sources of funding.

3.4
Requirements of Listing Rule 7.3

In accordance with Listing Rule 7.3, the following information is provided in relation to Resolution 3:

(o)
The Second Tranche Convertible Debentures will be issued to Yorkville.
(p)
The maximum number of Second Tranche Convertible Debentures to be issued is 35,500,000 Second Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Second Tranche Convertible Debentures by Yorkville). Issue of underlying Shares will occur progressively depending on when and if the Second Tranche Convertible Debentures are converted by Yorkville.
(q)
The material terms on which the Second Tranche Convertible Debentures are to be issued to Yorkville are summarised in Annexure A.

(r)
The Second Tranche Convertible Debentures will be issued to Yorkville as soon as practicable following the Meeting and within 3 months of Shareholders approving Resolution 3, or otherwise, as determined by ASX in the exercise of their discretion.
(s)
The Second Tranche Convertible Debentures will be issued at a purchase price of US$0.95 per Second Tranche Convertible Debenture to raise US$33,725,000 (representing 95% of the face value of each Second Tranche Convertible Debenture). Assuming that Yorkville elected to convert the Second Tranche Convertible Debentures on 1 August 2025 (being the last practicable date prior to finalising this Notice), the conversion price for the Second Tranche Convertible Debentures would be $0.4307 per Share.
(t)
The purpose of the Second Tranche Convertible Debentures, including the use and intended use of funds, is set out in section 1.2 above.
(u)
The Second Tranche Convertible Debentures will be issued under the terms of the Funding Agreement entered into between the Company and Yorkville. The material terms of the Second Tranche Convertible Debentures, contained in the Funding Agreement, are summarised in Annexure A.

A voting exclusion statement has been included in this Notice.

Resolution 4 – Approval of issue of Additional Tranche Convertible Debentures
4.1
Introduction

A summary of the issue of the Convertible Debentures is outlined in section 1.1 above.

4.2
Use of funds

The proposed use of funds from the issue of the Convertible Debentures is set out in section 1.2 above.

4.3
Shareholder approval

As at the date of this Notice, the Company does not have sufficient capacity under Listing Rule 7.1 to issue the Additional Tranche Convertible Debentures. Information regarding Listing Rule 7.1 is set out under the heading 'Background to the Extraordinary General Meeting and Resolutions' above. Accordingly, Resolution 4 seeks approval of the issue of the Additional Tranche Convertible Debentures for the purposes of Listing Rule 7.1 as the issue of the Additional Tranche Convertible Debentures exceeds the Company's available capacity under Listing Rule 7.1 and does not fall within any of the exceptions under Listing Rule 7.2.

Resolution 4 seeks Shareholder approval under Listing Rule 7.1 and for all other purposes for the issue of Additional Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Additional Tranche Convertible Debentures by Yorkville).

If Resolution 4 is passed, the Company will be able to issue the Additional Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Additional Tranche Convertible Debentures by Yorkville). In addition, the issue of the Additional Tranche Convertible Debentures will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1. If Resolution 4 is not passed, the Company will not be able to issue the Additional Tranche Convertible Debentures and will need to seek alternative sources of funding.

4.4
Requirements of Listing Rule 7.3

In accordance with Listing Rule 7.3, the following information is provided in relation to Resolution 4:

(v)
The Additional Tranche Convertible Debentures will be issued to Yorkville.

(w)
The maximum number of Additional Tranche Convertible Debentures to be issued is 40,000,000 Additional Tranche Convertible Debentures (including the potential subsequent issue of up to the maximum number of Shares that can be issued upon conversion of the Additional Tranche Convertible Debentures by Yorkville). Issue of underlying Shares will occur progressively depending on when and if the Additional Tranche Convertible Debentures are converted by Yorkville.
(x)
The material terms on which the Additional Tranche Convertible Debentures are to be issued to Yorkville are summarised in Annexure A.
(y)
The Additional Tranche Convertible Debentures will be issued to Yorkville as soon as practicable following the Meeting and within 3 months of Shareholders approving Resolution 4, or otherwise, as determined by ASX in the exercise of their discretion.
(z)
The Additional Tranche Convertible Debentures will be issued at a purchase price of US$0.95 per Additional Tranche Convertible Debenture to raise US$38,000,000 (representing 95% of the face value of each Additional Tranche Convertible Debenture). Assuming that Yorkville elected to convert the Additional Tranche Convertible Debentures on 1 August 2025 (being the last practicable date prior to finalising this Notice), the conversion price would be $0.4307 per Share.
(aa)
The purpose of the Additional Tranche Convertible Debentures, including the use and intended use of funds, is set out in section 1.2 above.
(bb)
The Additional Tranche Convertible Debentures will be issued under the terms of the Funding Agreement entered into between the Company and Yorkville. The material terms of the Additional Tranche Convertible Debentures, contained in the Funding Agreement, are summarised in Annexure A.

A voting exclusion statement has been included in this Notice.

Directors' recommendations

Resolution 1 – Ratification of issue of First Tranche Convertible Debentures

The Directors believe that Resolution 1 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Resolution 2 – Ratification of issue of Interest Equity Shares to Yorkville

The Directors believe that Resolution 2 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Resolution 3 – Approval of issue of Second Tranche Convertible Debentures

The Directors believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Resolution 4 – Approval of issue of Additional Tranche Convertible Debentures

The Directors believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Glossary

The following terms used in the Notice of Meeting and the Explanatory Memorandum are defined as follows:

Additional Tranche Convertible Debentures means the Convertible Debentures proposed to be issued to Yorkville which are the subject of Shareholder approval in Resolution 4.

AEST means Australian Eastern Standard Time.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

Board means the board of Directors of the Company from time to time.

Chair means the person appointed Chair of the Meeting.

Company means NOVONIX Limited (ACN 157 690 830).

Convertible Debenture means an unsecured convertible debenture each with a face value of US$ 1 with the material terms summarised in Annexure A.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

Eligible Shareholders means Shareholders who are shown on the Register as at 9:00am (AEST) on 6 September 2025 to have an address in Australia or New Zealand, are outside the United States and are not acting for the account or benefit of a person in the United States.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

First Tranche Convertible Debentures means the first tranche of 24,500,000 Convertible Debentures to raise a total of US$23,275,000.

Floor Price means AU$0.12, which represents 20% of the closing price of the Shares on ASX on 23 July 2025 (being AU$0.585), rounded up to the nearest whole cent.

Funding Agreement means the funding agreement entered into between the Company and Yorkville as announced by the Company to ASX on 24 July 2025 with the material terms summarised in Annexure A.

Interest Equity Shares means 783,867 Shares issued to Yorkville on 25 July 2025 as prepayment of interest payable on the full face value of the First Tranche Convertible Debentures for the first three-month period commencing 25 July 2025 and ending 23 October 2025.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Extraordinary General Meeting of Shareholders to be held on 8 September 2025 as convened by the accompanying Notice.

Notice of Meeting or Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Placement Capacity means the amount of share capital that can be issued over a 12 month rolling period (generally up to 15% of current issued capital).

Proxy Form means the proxy form accompanying the Notice of Meeting.

Register means the register of Shareholders maintained by the Registrar.

Registrar means MUFG Corporate Markets (AU) Limited (ABN 54 083 214 537).

Resolutions means the resolutions set out in the Notice of Meeting.

Second Tranche Convertible Debentures means the Convertible Debentures proposed to be issued to Yorkville which are the subject of Shareholder approval in Resolution 3.

Shareholder means a registered holder of Shares.

Shares means fully paid ordinary shares in the Company.

VWAP means the volume weighted average price of trading of the Shares on ASX.

Yorkville means YA II PN, Ltd.

Annexure A – Summary of Material Terms of the Convertible Debentures

Topic	Summary
Issuer	NOVONIX Limited (ACN 157 690 830) (Company).
Investor	YA II PN, Ltd (Yorkville)
Principal amount, face value and issue price

The Company may issue up to 100,000,000 Convertible Debentures with an aggregate face value of US$100,000,000.

Each Convertible Debenture will have a face value of US$1.00.

The Company will receive US$0.95 in funding for each Convertible Debenture issued.

Amount of funds to be advanced by Investor

Up to US$57,000,000, with an additional funding tranche of up to US$38,000,000 (or such lesser amount as the parties mutually agree), able to be drawn down by mutual agreement between the parties.

In total, US$95,000,000.

Status	The Convertible Debentures constitute direct, unconditional, unsecured obligations of the Company.
Tranches

The Convertible Debentures will be issued in the following tranches:

•
24,500,000 Convertible Debentures with an aggregate face value of US$24,500,000 representing an aggregate funding amount of US$23,275,000, on 25 July 2025 (First Tranche Convertible Debentures); and
•
subject to the Company obtaining shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes:
•
35,500,000 Convertible Debentures with an aggregate face value of US$35,500,000 representing an aggregate funding amount of US$33,725,000 (Second Tranche Convertible Debentures); and
•
40,000,000 Convertible Debentures with an aggregate face value of US$40,000,000 representing an aggregate funding amount of US$38,000,000 (Additional Tranche Convertible Debentures).

Drawdown of funds

An amount equal to 95% of the full-face value of the First Tranche Convertible Debentures were drawn down by the Company upon the issue of the First Tranche Convertible Debentures (First Drawdown).

An amount equal to 95% of the face value of the Second Tranche Convertible Debentures may be drawn progressively, as follows:

•
up until 180 days after the First Drawdown, the total amount drawn down by the Company on the First Drawdown Convertible Debentures and Second Drawdown Convertible Debentures (which represents, in aggregate, US$57,000,000 in funding) must not exceed in total US$33,725,000 at any time (Second Drawdown); and

Topic	Summary

•
on the date that is 180 days after the First Drawdown, the Company may draw down the balance of the First Drawdown and the Second Drawdown not yet drawn down by the Company (Final Drawdown).

At any time up until the date that is 18 months following the date that the Company obtains shareholder approval, and with mutual agreement between the Company and Yorkville, the Company may draw down up to US$38,000,000 (or such lesser amount as the parties mutually agree) (Additional Drawdown). If the Company and Yorkville do not mutually agree to the Additional Drawdown, the Additional Tranche Convertible Debentures will be cancelled.

Conditions Precedent

The Second Drawdown, Final Drawdown and Additional Drawdown are conditional upon the satisfaction (or waiver) of certain conditions precedent at the time of the relevant drawdown, including:

•
the total amount outstanding under the Convertible Debentures not exceeding 20% of the Company's market capitalisation;
•
the minimum average daily traded volume of the Company being not less than AU$600,000 per day during any 20 Trading Days in a consecutive 30 Trading Day period;
•
the trading price of the Shares on ASX being greater than 200% of the Floor Price (as defined below);
•
no material adverse effect occurring or subsisting in relation to the Company at the proposed drawdown date; and
•
customary statements and certificates being delivered by the Company to the Investor.

Maturity Date

Each First Tranche Convertible Debenture matures on the day which is 18 months after the date of the First Drawdown, unless earlier redeemed or converted.

Each Second Tranche Convertible Debenture:

•
which represents the Second Drawdown matures on the day which is 18 months after the date of the Second Drawdown; and
•
which represents the Final Drawdown matures on the day which is 18 months after the date of the Final Drawdown,

unless earlier redeemed or converted.

Each Additional Tranche Convertible Debenture matures on the day which is 18 months after the date of the Additional Drawdown, unless earlier redeemed or converted.

Interest Rate	5% per annum (unless an event of default has occurred and is subsisting, in which case additional default interest accrues at the rate of 13% per annum).
Interest Payment Dates	Semi-annually up to the Maturity Date, and upon conversion of any Convertible Debentures.
Interest Equity Shares	The Company issued 783,867 Shares (Interest Equity Shares) to Yorkville simultaneously with the issue of the First Tranche Convertible Debentures, as

Topic	Summary

prepayment of interest payable on the full-face value of the First Tranche Convertible Debentures for the first three-month period commencing on the date of the First Drawdown (First Interest Period).

The number of Interest Equity Shares to be issued is determined based on the maximum amount of interest payable on the full-face value of the First Tranche Convertible Debentures for the First Interest Period (being US$302,055) (Base Prepayment) divided by the closing price of the Shares on the ASX on 23 July 2025 (after applying the AUD/USD exchange rate on that date).

If the actual amount of interest that would otherwise be payable on the face value of the First Tranche Convertible Debentures as at the end of the First Interest Period is less than the Base Prepayment, the amount of the over payment will be deducted from any future payments of interest by the Company until there is no difference between the Base Prepayment and such actual amount. To the extent that the over payment has not been fully deducted at the end of the First Interest Period, any conversions of the First Tranche Convertible Debentures by Yorkville will be adjusted accordingly.

Interest Payments	Interest is to be paid in cash, Shares or a combination of both cash and Shares.
Ranking on conversion	Shares issued on conversion are fully paid ordinary shares in the capital of the Company (Shares), having all the rights set out in the Company's constitution.
Conversion by Yorkville

Subject to the caps on conversions described below, Yorkville may elect to convert one or more Convertible Debentures into Shares at any time after the date of issue at the Conversion Price (described below), up until but excluding the date that is three Trading Days prior to the relevant Maturity Date.

In respect of the First Tranche Convertible Debentures, Yorkville's right to convert the First Tranche Convertible Debentures is capped at 95,466,845 Shares (less the amount of Interest Equity Shares), unless and until shareholders approve the issue of the underlying Shares.

In respect of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures, Yorkville is only entitled to convert such number of Second Tranche Convertible Debentures that represents the amounts of the Second Drawdown and Final Drawdown, and such number of Additional Tranche Convertible Debentures that represents the amount of the Additional Drawdown, that have been drawn by the Company at the time of the proposed conversion.

Conversion Price

The Conversion Price is the price equal to the greater of:

•
the "Floor Price" of AU$0.12, which represents 20% of the closing price of the Shares on ASX on 23 July 2025 (being AU$0.585), rounded up to the nearest whole cent (Floor Price); and
•
the lower of:
•
the "Variable Conversion Price", being
•
95% of the volume weighted average market price (in A$) of the Shares on the ASX in respect of a Share on any Trading Day, as reported by Bloomberg or an

Topic	Summary

alternative reputable reporting platform (VWAP), of the Shares on ASX over the five consecutive Trading Days preceding the proposed conversion; or
•
if the total trading volume of the Shares on any Trading Day on ASX is zero, the lower of the day prior to, or after, such date; and
•
the "Fixed Price" of a price equivalent to 110% of the price of the Shares on ASX on the Trading Day immediately prior to the date of the Funding Agreement (Fixed Conversion Price).

Conversion Price Adjustments

The Conversion Price will be adjusted where a security structure event occurs. A security structure event includes any consolidation, subdivision or pro-rata cancellation of the Company's issued capital, payment of a dividend in Shares or distribution of Shares, and excludes rights offerings and bonus issues.

Early redemption by the Company

At any time until the date that is three months prior to the relevant maturity date, the Company may redeem all or part of the outstanding Convertible Debentures in cash at a price equal to 110% of the amount outstanding, provided that:

•
the average of the seven daily VWAPs of the Shares on ASX preceding the proposed early redemption; and
•
the VWAP of the Shares on ASX on the day prior to the proposed early redemption,

are each less than the Fixed Conversion Price.

Mandatory redemption for Amortisation Event

If an Amortisation Event occurs, the Company must redeem Convertible Debentures representing 20% of the amount outstanding at the time of the Amortisation Event by paying such amount to the Investor in cash.

An Amortisation Event occurs where:

•
the daily VWAP of the Shares on ASX on any five of any seven consecutive days is lower than the Floor Price; or
•
the Company has issued in excess of 90,693,503 Shares.

Redemption at Maturity	Automatic redemption on the relevant Maturity Date at an amount equal to the face value of the outstanding Convertible Debentures.
Negative Covenants

Restrictions on further financial indebtedness by the Company and on entering into variable rate transactions (i.e., transactions involving the issue of convertible securities at a variable conversion rate) without Yorkville's written approval.

Events of default

The Funding Agreement contains certain customary events of default, including:

•
breach by the Company of any of its material obligations or negative covenants;
•
failure by the Company to pay any cash amount due on or within five business days of its due date;

Topic	Summary

•
failure by the Company to issue Shares to the Investor upon conversion, or failure to procure quotation of Shares;
•
the Company becomes insolvent, or an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Company or any subsidiary; and
•
it becomes unlawful for the Company to perform or comply with any one or more of its obligations, or for the Investor to convert any Convertible Debentures or hold any Shares.

Following an event of default and subject to any applicable cure period, Yorkville may declare all amounts outstanding in respect of the Convertible Debentures and all other amounts payable immediately due and payable, or may require conversion of some or all Convertible Debentures at a conversion price which is equal to 80% of the lowest daily VWAP over the 10 consecutive Trading Days preceding the conversion.

Transfer Restrictions

Yorkville may transfer Convertible Debentures to any affiliate without the Company's prior written consent to the proposed transfer, provided that the transferee agrees in writing to be bound by the Funding Agreement.

Change of Control

If a change of control transaction results in a bidder under a takeover bid acquiring a relevant interest in at least 50% of the Shares, or an acquirer becoming entitled to acquire 100% of the Shares under a scheme of arrangement, and Yorkville has not converted or redeemed all of its Convertible Debentures, the Company may elect to redeem all of the outstanding Convertible Debentures in cash at a redemption price equal to 110% of the amount outstanding on the Convertible Debentures.

Quotation	The Convertible Debentures will not be quoted on ASX or any other exchange. The Company must apply to the ASX for quotation of the Shares issued upon conversion of the Convertible Debentures.
Governing Law	The Funding Agreement is governed by Western Australian law.